Exhibit 99.5

BROADRIDGE CORPORATE ISSUER SOLUTIONS
1717 ARCH ST, SUITE 1300
PHILADELPHIA, PA 19103

RICKY CAMPANA 51 MERCEDES WAY EDGEWOOD, NY 11717

VOTING INSTRUCTIONS

As the record holder for your shares, we will vote your shares based on your instructions.

Please provide us with your voting instructions before the meeting. If you do not provide us with your voting instructions, we may vote your shares at our discretion on those proposals we are permitted to vote on by New York Stock Exchange rules.

If you sign and return this form, we will vote any unmarked items based on the board’s recommendations.

If your securities are held by a bank, your securities cannot be voted without your specific instructions.

SAFE BULKERS, INC.

THIS IS A VOTING INSTRUCTION FORM.

You are receiving this voting instruction form because you hold shares in the above security. You have the right to vote on proposals being presented at the upcoming Annual Meeting to be held on 09/10/2026.

Make your vote count.

Vote must be received by 09/09/2026 to be counted.

Visit www.ProxyVote.com	Call 1-800-555-5555	Return this form in the enclosed postage-paid envelope.	Vote in person the day of the meeting.

Scan to view materials and vote via smartphone.

Voting on www.ProxyVote.com is easy and fast!

Go to www.ProxyVote.com, enter the
control number above and vote!

The following proxy material for the meeting is available at www.ProxyVote.com:

The Annual Report and Proxy Statement

X

THIS VOTING INSTRUCTION FORM IS VALID ONLY WHEN SIGNED AND DATED. PLEASE USE BLUE OR BLACK INK AND RETURN ONLY THE BOTTOM PORTION.

SAFE BULKERS, INC.						Please check this box if you plan to attend the Meeting and vote your shares in person.		☐
The Board recommends you vote FOR the following director nominee(s) : 1, 2 and 3			For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.

1.	Election of Directors		☐ 010100	☐	☐
Nominees:
	01	K. Adamopoulos
	02	Kristin H. Holth
	03	Vasilis Hajioannou
The Board recommends you vote FOR the following proposal(s) : 2							For	Against	Abstain

2.	Ratification of appointment of Deloitte, Certified Public Accountants S.A. as the Company's independent auditors for the year ending December 31, 2026.						☐ 010200	☐	☐

*NOTE* Such other business as may properly come before the meeting or any adjournment thereof.

			Yes	No
HOUSEHOLDING ELECTION - Please indicate if you consent to receive certain future investor communications in a single package per household.			☐	☐

		XXXX XXXX XXXX XXXX	09/10/2026	15,650.00000
Signature [PLEASE SIGN WITHIN BOX]	Date	Y7388L103	1234567890123456789	P55357